November 13, 2019

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, DC 20549

Attention:	Howard Efron, Staff Accountant
Kristi Marrone, Staff Accountant

Re:	SITE Centers Corp.
Form 10-K for the Year Ended December 31, 2018
Response Dated September 30, 2019
File No. 001-11690

Ladies and Gentlemen:

SITE Centers Corp., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the follow up letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated November 8, 2019 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed February 27, 2019.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Form 10-K for the Year Ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations SSNOI, page 46

1.

We note your response to comment one. We do not object to the current presentation of NOI or SSNOI of your unconsolidated joint ventures. However, it is still unclear how the presentation of “Total Consolidated + Unconsolidated NOI” and “Total SSNOI” at the 100% level is compliant with Question 100.04 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Please confirm to us that you will remove “Total Consolidated + Unconsolidated NOI” at 100% and “Total NOI” at 100% from future periodic filings, including earnings releases, quarterly financial supplements and investor presentations filed on Form 8-K.

United States Securities and Exchange Commission

Division of Corporation Finance

Response:

We will revise our disclosure of SSNOI in all future periodic filings, including earnings releases, quarterly financial supplements and investor presentations filed on Form 8-K, to exclude the presentation of “Total Consolidated + Unconsolidated NOI” at 100% and “Total SSNOI” at 100%.

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If you have any questions regarding this matter, please do not hesitate to contact the undersigned at 646-868-4765.

Very truly yours,

/s/ Matthew L. Ostrower

Matthew L. Ostrower
Executive Vice President,
Chief Financial Officer and Treasurer

cc:	Christa A Vesy, Executive Vice President,

and Chief Accounting Officer